                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of July 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

              Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F x   Form 40-F
                                       ---           ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

       Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes       No x
                                     ---      ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.



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LOANS TO SUBSIDIARIES

     On July 12, 2004 we, Shinhan Financial Group, approved the extension of a loan in the aggregate principal amount of USD 40,000,000 (KRW 46,028,000,000) to Shinhan Capital, our wholly-owned subsidiary. Shinhan Capital provides leasing and equipment financing services to corporate customers. The loan origination date is scheduled for July 15, 2004. We plan to fund this loan through a long term borrowing from Mizuho Bank, Seoul Branch on July 15, 2004. The maturity of the loan will be 2 years and 11 months and the interest rate will be our borrowing rate plus 20 basis points or 3 month Libor plus 90 basis points. Shinhan Capital will use the proceeds for its leasing operation. As of July 15, 2004 total loans outstanding to Shinhan Capital from us will reach KRW 746,958,558,400.

     * SUMMARY OF THE TRANSACTION:


1.   Name of the Subsidiary (debtor) :      Shinhan Capital

2.   Aggregate Principal Amount of Loan :   USD 40,000,000
                                            (KRW 46,028,000,000)

3.   Loan Origination Date :                July 15, 2004

4.   Total Loans to Shinhan Capital :       KRW 746,958,558,400
     (as of July 15, 2004)

5.   Maturity :                             2 years and 11 months
                                            (July. 15, 2004 ~ June 15, 2007)

6.   Interest Rate                          our borrowing rate plus 20bp
                                            (or 3 month Libor plus 90bp)

7.   Use of Proceeds to Shinhan Capital :   Leasing Operation

8.   Date of Approval :                     July 12, 2004




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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By     /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : July 12, 2004